STATEMENT OF INVESTMENTS

Dreyfus Basic Money Market Fund, Inc.

November 30, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit--29.8%	Principal Amount ($)	Value ($)
Bank of America N.A.		
5.32%, 3/21/07	40,000,000 a	40,000,000
Barclays Bank PLC (Yankee)		
5.34%, 12/1/06	30,000,000	30,000,000
Calyon (Yankee)		
5.33%, 5/10/07	40,000,000	40,000,000
Citibank (South Dakota) N.A., Sioux Falls		
5.32%, 2/22/07	11,000,000	11,000,000
HSH Nordbank AG (Yankee)		
5.34%, 5/9/07	40,000,000 b	40,000,000
Landesbank Hessen-Thueringen Girozentrale (London)		
5.35%, 4/16/07	40,000,000	40,000,000
Toronto Dominion Bank (Yankee)		
5.33%, 5/10/07	40,000,000	40,000,000
UniCredito Italiano SpA (Yankee)		
5.35%, 12/5/06	45,000,000	45,000,000
Wilmington Trust Co., DE		
5.34%, 12/1/06	40,000,000	40,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $326,000,000)		**326,000,000**
Commercial Paper--48.5%		
Aquinas Funding LLC		
5.38%, 3/21/07	10,000,000 b	9,839,889
Barclays U.S. Funding Corp.		
5.33%, 2/14/07	20,000,000	19,780,833
Bear Stearns Cos. Inc.		
5.33%, 3/30/07	25,000,000	24,571,104
CIESCO LLC		
5.32%, 2/20/07	4,000,000 b	3,952,750
Concord Minutemen Capital Co. LLC		
5.31% - 5.37%, 2/2/07 - 3/16/07	41,000,000 b	40,380,080
CRC Funding LLC		
5.33%, 12/8/06	20,000,000 b	19,979,545
Crown Point Capital Co. LLC		
5.37%, 3/16/07	41,000,000 b	40,374,579
Daimler Chrysler Revolving Auto Conduit LLC		
5.32%, 2/5/07	40,000,000	39,615,000
FCAR Owner Trust, Ser. II		
5.37%, 4/27/07	30,000,000	29,358,100
Gemini Securitization Corp., LLC		
5.32% - 5.33%, 1/10/07 - 2/21/07	45,000,000 b	44,584,090
Govco Inc.		
5.32%, 2/21/07	5,000,000 b	4,940,208
Grampian Funding Ltd.		
5.37%, 3/20/07	19,000,000 b	18,699,130
Harrier Finance Funding Ltd.		

5.38%, 3/20/07	40,000,000 b	39,365,983
HBOS Treasury Services PLC		
5.33%, 12/5/06	5,000,000	4,997,078
K2 (USA) LLC		
5.35%, 4/30/07	14,800,000 b	14,478,717
Kredietbank N.A. Finance Corp.		
5.31%, 3/1/07	38,000,000	37,502,200
Lexington Parker Capital Co. LLC		
5.32%, 2/8/07	25,295,000 b	25,039,984
Links Finance LLC		
5.32%, 2/16/07	5,000,000 b	4,943,801
Liquid Funding Ltd.		
5.32%, 2/20/07	40,000,000 b	39,527,050
Raiffeisen Zentralbank Oesterreich		
5.32% - 5.33%, 1/12/07 - 4/3/07	35,000,000	34,495,438
Simba Funding Corp.		
5.32%, 3/1/07	25,000,000 b	24,672,188
Solitaire Funding Ltd.		
5.32%, 1/11/07	10,000,000 b	9,940,208
Total Commercial Paper		
(cost $531,037,955)		**531,037,955**

Corporate Notes--19.2%

Banco Bilbao Vizcaya Argentaria, S.A.		
5.32%, 12/20/06	20,000,000 a	19,998,789
Commonwealth Bank of Australia		
5.32%, 12/27/06	25,000,000 a	25,000,000
Royal Bank of Scotland PLC		
5.31%, 12/21/06	40,000,000 a	40,000,000
Societe Generale		
5.39%, 12/2/06	40,000,000 a	40,000,000
Wells Fargo & Co.		
5.31%, 12/3/06	45,000,000 a	45,000,000
Westpac Banking Corp.		
5.29%, 12/18/06	40,000,000 a	40,000,000
Total Corporate Notes		
(cost $209,998,789)		**209,998,789**

Time Deposits--2.6%

National City Bank, Cleveland, OH (Grand Cayman)		
5.29%, 12/1/06		
(cost $29,000,000)	29,000,000	**29,000,000**
Total Investments (cost $1,096,036,744)	**100.1%**	**1,096,036,744**
Liabilities, Less Cash and Receivables	**(.1%)**	**(1,085,611)**
Net Assets	**100.0%**	**1,094,951,133**

a   Variable rate security--interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2006, these securities
amounted to $380,718,202 or 34.8% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.